UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐ No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announces a filing extension of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) in accordance with the recent Order from the SEC related to the novel coronavirus COVID-19 pandemic (“COVID-19”).

The Company will be relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From Reporting and Proxy Delivery Requirements For Public Companies (Release No. 34-88465 / March 25, 2020) (the “Order”) to delay the filing of its Annual Report due to circumstances related to COVID-19.

Beginning with the fiscal year ended December 31, 2019, the Company’s independent public accounting firm is Ernst & Young LLP (“EY”), whereas prior to that, the Company’s independent public accounting firm was KPMG LLP. Since it was the first year of the new independent public accounting firm auditing the Company, this has resulted in a relatively more lengthy audit process, which, in turn, has resulted in less time being available for the Company to address unexpected events, such as events and circumstancing arising from the COVID-19 pandemic. Further, due to the outbreak and spread of COVID-19, the Company’s management decided on March 18, 2020 to temporarily close all its representative offices and for all employees to work remotely from home for the foreseeable future, in accordance with authoritative advice, including from the government of the United Kingdom. Access restrictions, as well as the need for additional time to assess the current and potential future economic impact of COVID-19 on the Company’s business have resulted in delays by the Company in the preparation of its financial statements, necessary for the completion of the audit procedures. In turn the Company has been unable to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020. The Company expects, in reliance on the Order, to file the Annual Report no later than June 14, 2020 (which is 45 days from the Report’s original filing deadline of April 30, 2020).

Our considerations in assessing going concern include the negative impacts associated with our inability to undertake crew changes; potential delays in the loading and discharging operations of our vessels, vessel inspections and related certifications by class societies, oil majors or government agencies, drydocking of our vessels and construction delays at our terminal joint venture, due to worker health or quarantining or delays by key suppliers of goods or services; reduced cash flow and financial condition, including potential noncompliance with covenants in our bank and bond facilities; and potential deterioration in the financial condition of our customers or business partners, restricting their ability to fulfil their commitments to us or leading to them seeking to re-negotiate their commitments with us. The delays have been further compounded by the closing of our offices and the logistical issues arising from our team working remotely due to the pandemic.

In light of COVID-19, the Company expects to include the following Risk Factor in its Annual Report:

Outbreaks of epidemic and pandemic of diseases could have a material adverse effect on our business, financial condition and operating results.

Our operations are subject to risks related to outbreaks of infectious diseases. The recent outbreak of the novel strain of coronavirus referred to as COVID-19 (“Coronavirus”) that emanated from China, as well as other potential outbreaks of infectious diseases in the future, may negatively affect economic conditions or restrict the seaborne transportation of products, including LPG and petrochemical products. Governments throughout the world have imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue for longer than anticipated. As a result of these measures, there may be a reduction in demand for LPG or petrochemicals regionally or globally, including as a result of a slowdown or complete shutdown in the infrastructure of countries if the outbreak persists for an extended period of time. Any restriction on the ability to transport LPG and petrochemicals to countries or continents could adversely affect our business, financial condition and operating results. The ultimate severity of the Coronavirus outbreak is uncertain at this time. Therefore, we cannot predict the impact it may have on our future operations, which could be material and adverse. These factors could raise doubt about our ability to continue as a going concern. As these circumstances were not in place at the balance sheet date, the Company has concluded that the economic and operating impacts of the Covid-19 virus are a non-adjusting post balance sheet event.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “foresee,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•

the completion of the audit of the Company’s consolidated financial statements, and the filing of the Company’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2019 and other developments that may arise between now and the disclosure of the final results;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	global epidemics or other health crises such as the recent outbreak of COVID-19;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•

our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. Three of our vessels were named in a March 2019 U.S. Department of Treasury’s Office of Foreign Assets Control Advisory to the Maritime Petroleum Shipping Community as ships that had engaged in such ship to ship transfers of cargoes that may have ultimately been destined for Syria;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture with Enterprise Products Partners L.P.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: April 30, 2020	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer

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